
WashTec
AG


05007055

WashTec AG • Argonstraße 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Date, 16. March 2005

Re: ***Washtec AG***
Exemption Number: 82-04888

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our press release of **March 15th, 2005** concerning " **WashTec: Results of the fy 2004 ".**

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on *March 18, 1999.*

Sincerely,

WashTec AG

Po Karoline Kalb

WashTec AG | Argonstraße 7 • D-86153 Augsburg
Telefon: +49 (0) 821/5584-0
Telefax: +49 (0) 821/5584-1204
Internet: www.washtec.de
Vorstand: Thorsten Krüger (Sprecher), Jürgen Lauer
Bankverbindung: Deutsche Bank Augsburg
BLZ: 720 700 01
Kto.-Nr.: 024261000

WashTec

PRESS RELEASE

2004 a successful financial year for WashTec:
- **Turnaround complete: EBT positive at €1.0 million**
- **Reduced bank liabilities through operating cash flow by more than 25 million Euro in 12 months**
- **Year End Order backlog over prior year**

Augsburg, March 15, 2005 – As scheduled, the WashTec Group achieved the turnaround in the past financial year, with a positive EBT of €1.0 million. WashTec returned to positive figures for EBIT at €9.1 million (2003: €-15.7 million) and EBT at €1.0 million (2003: €-23.9 million). This includes all negative impacts on income from further restructuring measures totalling €6.2 million (2003: €24.3 million). The positive result shows that the cost structures have improved significantly and the profit threshold has been reduced considerably despite the expected significant decline in sales. During fiscal year 2004 bank liabilities were reduced by over €25 million to €60.0 million as of December 31, 2004.

"With our extensive restructuring programme, launched at the beginning of 2003, we achieved our target of realising sustained cost savings of €25 million one year ahead of schedule", explains Thorsten Krüger, spokesman of the Management Board of WashTec AG. The withdrawal from unprofitable business activities and the success in reducing manufacturing costs caused the cost of materials to fall from 48.6% to 42.2% (of sales) in 2004 despite the sharp increase in steel prices. Employee reduction led to a 20.9% fall in personnel costs to €72.5 million. Following the utilisation of deferred tax assets and the payment of taxes of €4.2 million, the result for the year totalled €-3.2 million (2003: €-18.0 million).

WashTec
CLEANING TECHNOLOGY

WashTec Cleaning Technology GmbH · Argonstraße 7 · D-86153 Augsburg



The deliberate abandonment of unprofitable activities led to an anticipated decline in sales, accompanied by an improvement in the gross margin. Overall, WashTec generated sales of €211.8 million in 2004 (2003: €241.1 million). The sales share in Germany fell by 2 percentage points to 44%, with the foreign share accordingly rising to 56%. At year end, the order book levels in the WashTec Group were up year-on-year, adjusted for train cleaning and process technology. This positive trend has been particularly apparent since September. This shows that the market and product campaign initiated with the launch of SoftCare Juno and SoftCare Evo in addition to sales optimisation are enjoying an extremely positive response from the market, states Krüger.

The market and product campaign will continue in 2005. WashTec's plans include developing further car wash machines in order to round off the product range. On the basis of the supplemented product range and an improved market response, unit sales volumes are expected to increase compared with 2004. In addition, the focus remains on completing the restructuring programme and consolidation by the end of 2005. The completion of the ongoing projects and those started in 2004 as well as implementation of a capital measure are set to put WashTec on a sound footing in all sectors. For 2005 as a whole, the Management Board expects an operating EBIT margin of around 10% with a slight increase in sales.



WashTec Cleaning Technology GmbH · Argonstraße 7 · D-86153 Augsburg